UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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The following is included in this report on Form 6-K:

                                                              Sequential
        Exhibit                 Description                   Page Number
        -------                 -----------                   -----------

          1.         Press release, dated January 18, 2005          4









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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: January 26, 2005              By: /s/ Dafna Gruber
                                       -----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer












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

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


      TELEKOM SERBIA EXPANDS ITS BROADBAND NETWORK USING ALVARION EQUIPMENT Carrier Places Follow-on Order of $2.3M for Additional eMGW(TM) Voice And Data
                                    Solutions

                                       ---

Tel-Aviv, Israel, January 18, 2005 - Alvarion Ltd. (NASDAQ: ALVR), the global leader in wireless broadband solutions and supplier of specialized mobile systems, today announced that Telekom Serbia A.D., Serbia's incumbent operator, has placed an order of $2.3m for its advanced eMGW(TM) solutions to expand its network of broadband voice and data services in the rural areas of the Raska Region. Equipment installation has already begun and completion is expected by June 2005.

This is the second order to be received by Alvarion under a previously announced frame agreement. Telekom Serbia is using Alvarion's field-proven solutions to establish and upgrade its telecommunications infrastructure in suburban and rural areas of the country.

Local partners involved in the project include the Ei COMgroup KONSING, responsible for the design and engineering, and Alvarion's regional distributor, TeleGroup d.o.o., responsible for expediting equipment importation and installing customer premises equipments (CPEs).

"We were very pleased with the quality of the products and services received from the earlier installations of Alvarion broadband wireless systems, and so are eager to expand the network to begin enabling phone lines to thousands of additional residents in the rural areas of Serbia," said Drasko Petrovic, Director General of Telekom Serbia. "The eMGW product is very suited for our needs in that it provides both broadband data and toll-quality voice, and allows us to invest incrementally, paying for the network as it grows."

The eMGW solution, operating on 3.5 GHz, will provide voice and fast Internet services for homes and small businesses in a number of Serbia's southern regions. The eMGW system is a cost-effective infrastructure solution for building new networks especially in this mountainous region with low-density population and rough terrain. The fast and easy


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installation of the system enables the operator to quickly provide services in underserved areas.

"Our experience working with Alvarion's products has been very positive," said Zdenko Lekan, General Manager of Ei COMgroup Konsing. "Despite the very difficult conditions in rural Serbia of mountainous terrain and cold weather, installation has been very smooth and relatively easy."

"Alvarion is proud to be part of bringing next generations telecommunications services and infrastructure to Serbia. Our eMGW solution fits the business model of incumbent carriers who require low initial investment and a system they can roll out quickly and cost-effectively to fill gaps in their network coverage," said Zvi Slonimsky, CEO of Alvarion. "Our success in Serbia is also a direct result of our excellent, local partner relationships, which we look forward to maintaining and strengthening in the future."

                                       ###

About Telekom Srbija
--------------------
Telekom Srbija a.d. is the national telecommunications service provider of the Republic of Serbia. Established in 1997, it is owned jointly by Serbia's Postal Authority (PTT Serbia) (80%) and OTE, the Greek full-service telecommunications provider (20%). It provides the full range of telecommunications services, including fixed and mobile voice, data communications and Internet access, to more than 2.4 million subscribers. Its networks cover 92% of Serbia's population and 66% of its geographic area. Telecom Serbia continues to invest heavily to extend its infrastructure and services offering throughout Serbia, and to continually improve the quality of existing services. For more information, please refer to: www.telekom.yu

About Ei COMgroup KONSING
-------------------------
Ei COMgroup KONSING is one of the Balkan Region's leading telecommunications engineering, integration and consulting groups. It was formed in January 2002 as a joint venture between Ei Corporation (30%), one of the leading Yugoslav electronic and telecom companies, and COMgroup International (CGI) (70%), a leading US telecommunications consulting group. Konsing's expertise covers the full range of advanced telecommunications technologies, including Mobile Telephony (GSM-900/ 1800/ 2G, 3G), Broadband Wireless Access (BWA/ FWA/ WLL), Transmission Systems (SDH/ PDH/ RR), IP/ IT Multimedia Networks, and Protection, Control and Monitoring Systems. For more information, please refer to: www.konsing.com
Error! Hyperlink reference not valid.

TeleGroup d.o.o. Belgrade
-------------------------
TeleGroup d.o.o. Belgrade was founded in 2001 as a daughter company of TELEGROUP LIMITED, the London-based telecom services provider. TELEGROUP provides complete, tailored network infrastructure systems to premier customers throughout the Balkan region. Its complete business communication systems integrate voice and data transmission, internet traffic and multimedia services. TeleGroup is skilled in carrying out large projects requiring sophisticated logistics, including extensive installation and maintenance activities. For more information, please refer to: www.telegroup-ltd.com

                                      ###


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

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.




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